Quinpario Acquisition Corp. 2

12935 N. Forty Drive

St. Louis, MO 63141

July 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Quinpario Acquisition Corp. 2 Registration Statement on Form S-3 (File No. 333-219157)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-219157) filed by Quinpario Acquisition Corp. 2 on July 6, 2017, and as amended on July 10, 2017:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact our counsel Christian O. Nagler of Kirkland & Ellis LLP at 212-446-4660.

Kind regards,

/s/ D. John Srivisal
D. John Srivisal
President and Chief Executive Officer

cc: Christian O. Nagler, Kirkland & Ellis LLP